 ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380

Ireland

VIA EDGAR

November 10, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	ADS-TEC ENERGY PLC
Registration Statement on Form F-4
Filed October 18, 2021
File No. 333-260312

Dear Mr. Kruczek:

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 1, 2021, regarding the Company’s Registration Statement on Form F-4 filed with the Commission on October 18, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form F-4

Index to the Financial Statements, page F-1

1.	We note the revisions made on page 22 in response to prior comment 19 regarding the presentation of Parent financial statements. Please expand your disclosure to state whether the Parent has no or nominal assets or liabilities.

The Company has revised the disclosure on page 23 of the Amended Registration Statement to address the Staff’s comment.

General

2.	We note your revisions on page 11 in response to prior comment 34. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company has revised the disclosure on page 12 of the Amended Registration Statement to address the Staff’s comment.

3.	The tables you added on pages 84-86 in response to prior comment 31 appear to show only how the percentage ownership would changes under different redemption scenarios. Please revise show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.

The Company has revised the disclosure on pages 13 and 86 of the Amended Registration Statement to address the Staff’s comment.

We thank the Staff for its review of the foregoing and Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Pieter Taselaar
Pieter Taselaar Director
ADS-TEC ENERGY PLC

cc:

Ari Edelman, Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP
Connor Manning, Arthur Cox LLP
Mark McElreath, Stuart C. Rogers, Edward Tanenbaum, Alston & Bird LLP